PRESS RELEASE

Loncor Resources Announces Election of Directors

Toronto, Canada – June 29, 2018 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that the four nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Friday, June 29, 2018 were elected at the Meeting as directors of Loncor. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

	Votes by Proxy

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	84,042,389	99.79%	177,500	0.21%
Arnold T. Kondrat	84,213,089	99.99%	6,800	0.01%
Richard J. Lachcik	84,042,389	99.79%	177,500	0.21%
William R. Wilson	79,110,389	93.93%	5,109,500	6.07%

Voting results on all matters voted on at the Meeting have been filed on SEDAR at www.sedar.com.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (“DRC”) – the Ngayu and North Kivu projects. The Company holds exploration permits covering 1,696 km2 of the Ngayu Archaean greenstone belt in Tshopo province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production.

Loncor has been working with one of Africa’s most successful gold mining companies, Randgold Resources (Nasdaq: GOLD), in its Ngayu Joint Venture whereby Randgold earns 65% to manage and sole fund an exploration program including delivery of a pre-feasibility study on any gold discovery that would meet Randgold’s investment criteria (reference is made to Loncor’s May 18, 2017 press release).

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.